NEIGHBORHOOD SUN BENEFIT CORP.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Neighborhood Sun Benefit Corp.
Silver Spring, MD

We have reviewed the accompanying financial statements of Neighborhood Sun Benefit Corp. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 20, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEIGHBORHOOD SUN BENEFIT CORPORATION
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 16,533	$ 53,079
Accounts Receivable	18,858	64,874
Prepaid Expenses	4,151	77
TOTAL CURRENT ASSETS	39,542	118,030
NON-CURRENT ASSETS		
Equipment	1,875	1,875
Accumulated Depreciation	(1,554)	(1,301)
Due from Shareholder	-	10,000
TOTAL NON-CURRENT ASSETS	321	10,574
TOTAL ASSETS	39,863	128,604
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	106,320	39,684
Notes Payable, Current portion	5,556	-
TOTAL CURRENT LIABILITIES	111,876	39,684
NON-CURRENT LIABILITIES		
Related Party Loan	50,000	-
SAFE Notes	-	95,000
TOTAL LIABILITIES	161,876	134,684
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,367,903 issued; $.0001 par value)	137	127
Additional Paid in Capital	810,186	714,790
Retained Earnings (Deficit)	(932,336)	(720,997)
TOTAL SHAREHOLDERS' EQUITY	(122,013)	(6,080)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 39,863	$ 128,604

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

1

NEIGHBORHOOD SUN BENEFIT CORPORATION
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 727,676	$ 416,906
Cost of Goods Sold	(59,773)	-
Gross Profit	667,903	416,906
Operating Expense		
Salaries & Wages	594,528	443,038
Selling & Marketing	128,850	125,372
General & Administrative	90,447	73,473
Professional Fees	32,052	104,411
Rent	29,149	19,343
Depreciation	252	289
	875,277	765,926
Net Income from Operations	(207,374)	(349,020)
Other Income (Expense)		
Tax Expense	(800)	(958)
Interest Expense	(5,336)	-
Other Income	2,171	-
Net Income	$ (211,339)	$ (349,978)

NEIGHBORHOOD SUN BENEFIT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (211,339)	$ (349,978)
Change in Accounts Payable	66,636	20,931
Change in Accounts Receivable	46,016	(64,874)
Vesting of Stock Warrants	406	37,327
Depreciation	252	289
Stock-Based Compensation	-	28,284
Change in Prepaid Expenses	(4,074)	2,463
Net Cash Flows From Operating Activities	(102,103)	(325,558)
Cash Flows From Financing Activities		
Issuance of Notes Payable	55,556	-
Advances on Shareholder Loan	10,000	-
Issuance of Common Stock	-	290,177
Costs of issuance of Common Stock	-	(1,997)
Net Cash Flows From Financing Activities	65,556	288,180
Cash at Beginning of Period	53,079	90,457
Net Increase (Decrease) In Cash	(36,547)	(37,378)
Cash at End of Period	$ 16,533	$ 53,079

NEIGHBORHOOD SUN BENEFIT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2017	1,175,500	$ 118		$ -	$ 446,008	$ (371,019)	$ 75,107
Issuance of Common Stock	96,391	9		-	205,168		205,177
Stock Based Compensation					28,284		28,284
Vesting of Stock Warrants					37,327		37,327
Cost of issuance of Common Stock					(1,997)		(1,997)
Net Income							(349,978)
Balance at December 31, 2018	1,271,891	$ 127		$ -	$ 714,790	$ (720,997)	$ (6,080)
Issuance of Stock	50,546	5			(5)		0
Conversion of SAFE Notes	45,466	5			94,995		95,000
Stock Based Compensation					406		406
Net Income							(211,339)
Balance at December 31, 2019	1,367,903	$ 137	-	$ -	$ 810,186	$ (932,336)	$ (122,013)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neighborhood Sun Benefit Corp. ("the Company") is a corporation organized under the laws of Maryland. The Company is a marketing firm that helps consumers subscribe to community solar projects and a customer management firm once these customers have subscribed.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified certain conditions and events that created an uncertainty about the ability of the Company to continue as a going concern; namely, the Company sustained net operating losses in fiscal years 2019 & 2018, during early growth years.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation D and CF offering(s). The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts Receivable represent amounts due from customers. Management reviews open accounts and take appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management's determination of the amounts deemed uncollectible. There was no allowance for doubtful accounts as of December 31, 2019 and 2018.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company earns revenue from solar project developers to which it subscribes consumers. Revenues include monthly customer acquisition fees, which are paid on a kilowatt-basis with a fixed fee per kilowatt acquired, in addition to customer management fees, which are paid monthly throughout the duration of the contract.

The Company has entered into various contracts with solar projects developers. Customer acquisition fees revenues are recognized over the term of each contract as energy is consumed. Customer management fee revenues are recognized evenly over the term of each contract.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

In January 2019, the Company entered into an operating lease for office space in Silver Spring, Maryland. The landlord is a related party company owned by one of the Company's shareholders, who is also the spouse of the Company's founder. The term expires in January 2020. Under the terms of the lease agreement, The Company is to make monthly rental payments of $1,746 throughout the lease term.

Future minimum lease payments amount to:

    2020: $20,952
    2021:   1,746

Subsequently, the Company extended the lease to January 2021.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the State of Maryland.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the Company issued a promissory note in exchange for $50,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 1.59% per annum and is payable in 2020. The Note was issued to Gary Skulnik, a member of the Company's management team.

In 2019, the company issued a promissory note in exchange for $50,000 for the purpose of funding continuing operations ("the Note"). The notes accrued interest at a rate of 12% per annum. The Company will make monthly payments of $5,840 until the Note is paid in full. The Note was paid in full in January 2020.

NOTE E- EQUITY

The Company's articles of incorporation authorized the Company to issue 10,000,000 shares of $0.001 par value Common Stock, evenly divided among Class A and Class B. The articles of incorporation also authorize 5,000,000 shares of $0.0001 per value preferred stock.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Class A Common Stock   1,367,903

The holders of Class A common stock and Class B common stock are entitled to dividends as the Board of Directors may in their discretion legally declare, subject to the voting and dividend rights, if any, of the holders of Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, the remaining assets of the Company after the payment of all debts and necessary expenses, subject to the rights of the holders of Preferred Stock, shall be distributed among the holders of common stock pro rata in accordance with their respective holdings.

SAFE Notes

In 2018, the Company issued a series of Simple Agreements for Future Equity (SAFE) to investors which raised a total of $95,000. These agreements provide that in exchange for the investments made, the investors are given the right to certain shares of the Company's capital stock. According to the terms of the agreements, upon the issuance of any additional shares in the future, each investor is entitled to receive a number of shares as determined by their investment and the pre-money valuation of the Company.

If, after one year, no additional shares are issued, and the Company does not undergo a liquidity or dissolution event as defined in the agreements, then the investors have the right to convert the agreements into promissory notes, which would require the Company to repay the investments in full, plus interest of 8% per annum on all outstanding principal.

In 2019, the Company satisfied each agreement by issuing a total of 45,466 Class A common shares to the SAFE investors.

Stock Warrants

The Company has issued stock warrants to various consultants in exchange for their services. The warrants provide the consultants the right to purchase Class A Common Shares with an exercise price of $.01 per share and is immediately exercisable. The fair value of the warrants was determined using the Black-Scholes-Merton option pricing method. The fair value of this measurement falls under Level 3 of the fair value basis.

As of December 31, 2019, the Company had 65,900 warrants outstanding.

NOTE F- EQUITY BASED COMPENSATION

The Company has granted non-statutory stock options (NSO's) to various consultants in exchange for their services. These options have various vesting and exercisability schedules.

Management determined the value of these NSO's using the Black-Scholes-Merton option pricing model. Management used historical prices of the Company's common stock in determining the expected volatility.

The Company recognized a stock compensation expense of $406 and $28,284 in 2019 and 2018, respectively.

As of December 31, 2019, the Company had 21,600 options outstanding. These options carried a $1.00 exercise price.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company currently has three customers that represent 94% of the Company's revenues and 92% of accounts receivable.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 20, 2020, the date that the financial statements were available to be issued.

The Company has recently subscribed new Series AA preferred shares to accredited investors under a Regulation D offering to investors. As of April 20, 2020, Series AA preferred shares were subscribed by new investors into the company for a total amount of US$350,000 in funds available to the Company for working capital, business expansion and other purposes.

In January 2020, the Company issued a promissory note in exchange for $53,000 for the purpose of funding continuing operations ("the Note"). The notes accrued interest at a rate of 9.9% per annum. The Company will make monthly payments of $4,661 until the Note is paid in full. The current balance on the loan is $44,496.